UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-12358
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
and for the Year Ended December 31, 2006

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the Colonial Properties Trust 401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2005, was audited by other auditors whose report, dated June 29, 2006, except for Note 8 as to which the date is June 26, 2007, expressed an unqualified opinion on that statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Donaldson, Holman & West, P.C.
Birmingham, AL
June 26, 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Colonial Properties Trust 401(k) Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Pricewaterhouse Coopers LLP
Birmingham, Alabama
June 29, 2006
Except for Note 8, as to which the date is June 26, 2007

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$29,630,031	$17,470,791
Participant loans	53,551	—

Receivables
Employee contribution receivable	72,512	62,634
Employer contribution receivable	823,888	502,751

Total receivables	896,400	565,385

Total assets	30,579,982	18,036,176

Liabilities and Net Assets Available for Plan Benefits
Return of excess contributions	55,267	265,646

Total liabilities	55,267	265,646

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	239,641	77,341

Net assets available for plan benefits	$30,764,356	$17,847,871

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets available for plan benefits:
Investment Income:
Interest and dividends	$604,137
Net appreciation in the market value of investments	2,027,765

Total investment income	2,631,902

Contributions:
Employee contributions	2,803,377
Employer contributions	835,362
Rollover contributions — participant	158,341

Total contributions	3,797,080

Transfers from other plans (Note 1)	8,350,855

Total additions	14,779,837

Deductions from net assets available for plan benefits:
Benefit payments	1,863,352

Net increase	12,916,485

Net assets available for plan benefits:
Beginning of year	17,847,871

End of year	$30,764,356

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
1.	General

Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan. Prior to July 25, 2006, the Plan was managed by AMVESCAP.

On August 10, 2006, the Board of Trustees of Colonial Properties Trust (the “Company” or “Employer”) voted to merge the Cornerstone Realty Income Trust, Inc. Employee Retirement Plan (“Cornerstone”) and the CRT Properties, Inc. 401(k) Plan (“CRT”), (collectively, the “Merged Plans”) into the Colonial Properties Trust 401(k) Profit Sharing Plan. In September 2006, assets, of $2,620,047 from Cornerstone and $5,730,808 from CRT were transferred to the Plan. In addition, in September 2006, the trustee for the plan was changed to Principal and all plan assets were transferred to Principal.

The Plan was established on January 1, 1995, by the Company as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility

Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.

Employee Contributions

The amount of salary reduction for any plan year shall be at least 1% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($15,000 per participant in 2006). The amount of the salary reduction is remitted by the Employer to the Plan’s trustee at the end of each pay period.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.

Employer’s Contributions

The Employer shall make a matching contribution in an amount equal to 50% of the first 6% of compensation a participant elects to defer. The employer matching contribution shall be provided to each eligible participant who made a contribution during the Plan year and was employed by the Company on the last day of the Plan year.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
The Employer may also contribute a discretionary profit sharing contribution to the Plan for each plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Earnings allocations are based on the amount the participant has invested in a particular fund. Employer matching contributions are allocated based on the participant’s elected deferral percentage. Discretionary contributions are allocated proportionately based on the compensation of each individual participant relative to the compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

The Plan provides participants with various investment options, including seventeen mutual funds, one guaranteed investment contract and one common stock fund. The Plan currently holds one additional common stock fund and one common/collective trust that are no longer available as investment options for employees.

Forfeitures

The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. During 2006, forfeitures in the amount of $24,847 were used to offset employer contributions.

Participant Loans

Participant loans are not permissible under the current terms of the Plan. The Merged Plans included loan features that were available to eligible participants. Under such plans, loans were made from the participant’s account, reducing the investment balance and creating a receivable in a loan fund. The loans from the Merged Plans were transferred into the Plan in the current year. These loans are secured by the participant’s vested account balance and bear interest rates that range from 5.0% to 10.5%, which are commensurate with prevailing market rates. Loans are repaid through payroll deduction including principal and interest. As of December 31, 2006, the Plan had a loan balance of $53,551 with an average remaining term of approximately 1.8 years. After such loans are repaid, there will be no additional loans issued under the terms of the current plan.

Distribution of Benefits

Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
Vesting

A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Employees of the Merged Plans shall receive credit for years of vesting service for the period of employment with the acquired company. All benefits transferred from the Merged Plans for employees remaining with the Company after the acquisitions were fully-vested. Transferred account balances of participants who terminated employment prior to the date of acquisition remained vested according to the applicable vesting schedule as of the date of termination.

Amendment and Termination

It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

3.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
under the term of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments

Shares of mutual funds are quoted at market values, which represent the net asset values of shares held by the Plan at year end. The investment in the common/collective trust fund is valued at the unit value as reported by the Trustee of the fund at each valuation date. Investments in common stock are stated at fair value. Fair values were determined by the recordkeeper based on quoted market prices at December 31, 2006 and 2005, as of the last trade date of the year. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

Contributions

Contributions receivable from participant’s elective deferrals of salary are recorded based on unremitted deductions from participant’s compensation. Contributions receivable from the Employer are recorded based upon a matching contribution calculated on the last day of the year.

Benefit Payments

Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
4.	Investments

Investments of the Plan are currently held by Principal Trust Company (Trustee) under a trust agreement dated July 25, 2006. For the year ended December 31, 2005, the investments of the plan were held by AmSouth Bank NA. Investment information at December 31, 2006 and 2005 is as follows:

	2006	2005
Colonial Properties Trust Stock Fund	$4,056,949	$3,281,260
The Colonial BancGroup, Inc. Stock Fund	1,824,513	1,672,817
Mutual Funds	18,869,277	7,800,659
Guaranteed Investment Contract	4,467,978	—
Common/Collective Trust	411,314	4,716,055

	$29,630,031	$17,470,791

During the year ended December 31, 2006, net appreciation in the market value (including gains and losses on investments bought and sold, as well as held during the year) of investments was $2,027,765 as follows:

Colonial Propeties Trust Stock Fund	$375,025
The Colonial BancGroup, Inc. Stock Fund	134,259
Mutual Funds	1,416,624
Guaranteed Invesment Contract	53,390
Common/Collective Trust	48,467

Net appreciation in the market value of invesments	$2,027,765

The following is a summary of investments held in excess of five percent of the Plan’s net assets at December 31:

	2006	2005
Colonial Properties Trust Stock Fund	$4,056,949	$3,281,260
The Colonial BancGroup, Inc. Stock Fund	$1,824,513	$1,672,817
Principal Mid Cap Blend Select Fund	$2,670,442	$—
Calvert Large Cap Growth A	$2,817,159	$—
Principal International Growth Select Fund	$1,846,441	$—
Alliance Large Cap Value Select Fund	$3,003,131	$—
Principal Fixed Income Option*	$4,703,135	$—
Principal Inv LifeTime 2020 Select Fund	$2,623,382	$—
Regions Bank Stable Principal Fund*	$—	$3,759,811
Pioneer Value Fund	$—	$1,373,841
Pioneer Classic Balanced Fund	$—	$1,319,728
Fidelity Advisor Mid Cap Fund	$—	$1,132,870
Janus Mid Cap Value Fund	$—	$1,227,736

*	Stated at contract value

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
5.	Investment Contract with Insurance Company

In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Plan Sponsor decides to terminate the Plan’s interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2006

Based on interest rate credited to participants	3.30%
Based on actual earnings	3.30%

6.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2006
The Plan is a salary reduction profit sharing plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.

7.	Related Party Transactions

The Employer pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan’s recordkeeper, Principal, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company’s common stock, and the investment election of the common stock is voluntary by participants.

8.	Retroactive Adjustment to December 31, 2005 Statement of Net Assets for FSP

The statement of net assets as of December 31, 2005 has been retroactively adjusted to present the Plan’s investment in the Regions Bank Stable Principal Fund at fair value and the adjustment from fair value to contract value in the amount of $77,341 in accordance with the FSP.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$30,764,356
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(239,641)

Net assets available for benefits per the Form 5500	$30,524,715

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2006
Total investment income per the financial statements	$2,631,902
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(239,641)

Total investment income per the Form 5500	$2,392,261

Colonial Properties Trust
401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2006

		Description of Investment including Maturity
	Identity of Issue, Borrower, Lessor, or	Date, Rate of Interest, Collateral, Par or
	Similar Party	Maturity Value	Cost	Current Value

*	Colonial Properties Trust	Common Stock, 86,539 shares	**	$4,056,949
	The Colonial BancGroup, Inc.	Common Stock, 70,882 shares	**	1,824,513

*	Participant Loans	Interest rates range from 5.0% to 10.5% with various maturities through 2010		53,551

*	Principal Fixed Income Option	Guaranteed Investment Contract, 345,931 units	**	4,467,978

	Fidelity Stable Value Fund	Common/Collective Trust Fund, 412,748 units	**	411,314

*	Principal Mid Cap Blend Select Fund	Mutual Fund, 188,991shares	**	2,670,442
	Calvert Large Cap Growth A	Mutual Fund, 88,897 shares	**	2,817,159
	Fidelity Advisor Small Cap T Fund	Mutual Fund, 6,875 shares	**	152,203
	Neuberger Berman Partners Adv Fund	Mutual Fund, 56,600 shares	**	1,177,272
*	Principal International Growth Select Fund	Mutual Fund, 146,893 shares	**	1,846,441
*	Principal Small Cap Value Select Fund	Mutual Fund, 43,627shares	**	829,790
*	Principal S&P 600 Index Select Fund	Mutual Fund, 40,081 shares	**	730,276
	Turner Mid Cap Growth Select Fund	Mutual Fund, 73,313 shares	**	711,137
	Alliance Large Cap Value Select Fund	Mutual Fund, 196,155 shares	**	3,003,131
*	Principal Real Estate Securities Select Fund	Mutual Fund, 36,767 shares	**	949,313
	Calvert SOC Inv Bond A Fund	Mutual Fund, 49,190 shares	**	777,697
*	Principal Inv LifeTime 2010 Select Fund	Mutual Fund, 5,749 shares	**	74,963
*	Principal Inv LifeTime 2020 Select Fund	Mutual Fund, 193,038 shares	**	2,623,382
*	Principal Inv LifeTime 2030 Select Fund	Mutual Fund, 20,338 shares	**	281,677
*	Principal Inv LifeTime 2040 Select Fund	Mutual Fund, 12,036 shares	**	165,981
*	Principal Inv LifeTime 2050 Select Fund	Mutual Fund, 3,630 shares	**	48,788
*	Principal Inv LifeTime Strat Inc Select Fund	Mutual Fund, 779 shares	**	9,625

		Total Mutual Funds		18,869,277

		Total Investments		$29,683,582

*	Denotes a party-in-interest to the Plan.

**	Cost information is not required for participant directed accounts.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
Date: June 27, 2007	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer & Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Donaldson, Holman & West, P.C.	Filed herewith
23.2	Consent of PricewaterhouseCoopers LLP	Filed herewith